15026640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UAT Resources LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7375 South Peoria Street, B8, Building 9, Suite 206
(No. and Street)

Englewood (City) Colorado (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Collett 747-444-9558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300 (Address) Los Angeles (City) California (State) 90067 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UAT Resources, LLC, as of December 31, 2014, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CFO/FINOP

Title

Notary Public

JOSEPH MINA
Commission # 2034435
Notary Public - California
Los Angeles County
My Comm. Expires Aug 19, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

UAT RESOURCES, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
UAT Resources, LLC

We have audited the accompanying statement of financial condition of UAT Resources, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. UAT Resources, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of UAT Resources, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has suffered a net loss from operations, sustained negative cash flows from operations and was in violation of its minimum net capital requirement, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Marcum LLP

Los Angeles, CA
February 27, 2015

MARCUMGROUP
MEMBER

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$ 950	
Prepaid expenses and other assets	1,762	
Equipment and software, net of accumulated depreciation and amortization	40,132	
Total Assets		$ 42,844
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities	$ 9,423	
Accounts payable	29,479	
Total Liabilities		$ 38,902
Commitments and Contingencies (Note 4)		
Members' Capital		
Preferred interest	--	
Common interest	6,103,739	
Deficit accumulated	(6,099,797)	
Total Members' Capital		3,942
Total Liabilities and Members' Capital		$ 42,844

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

UAT Resources, LLC (the "Company") was formed on February 13, 2012 as a limited liability company under Delaware law and is indirectly a wholly owned subsidiary of UAT Holdings, LLC ("Parent"). All of the common units are owned by the Parent and all of the preferred units are owned by UAT, Inc. UAT, Inc. is a wholly owned subsidiary of the Parent.

Effective November 12, 2012, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company plans to provide cost savings programs through trading automation tools to the asset management industry through an automated, innovative and patented workflow and trading technology (the Technology). The Company will receive a percentage of the commission earned on certain securities transactions directed by the Technology to the Company's distribution partner.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), as it does not hold customer securities or funds on account, as defined.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONTINUING OPERATIONS

The accompanying statement of financial condition ("financial statement") has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. The Company has not yet begun its primary operations or started generating revenues. The Company incurred a significant net loss from its operations and sustained significant negative cash flows from operations. The Company has been in violation of its minimum net capital requirement at certain times during the year ended and as of December 31, 2014, and through and as of February 27, 2015. These factors raise substantial doubt about the Company's ability to continue as a going concern. During the year ended December 31, 2014, the Company also received capital contributions from its Parent of $940,000 to fund operations. In view of these losses, continuation of operations is dependent upon the Company's ability to generate sufficient sales volume through existing and new product offerings to new clients to cover its operating expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION AND CONTINUING OPERATIONS (CONTINUED)

The Company's plans include receiving additional capital from its Parent (assuming it has the ability to contribute), generating revenues and implementing cost cutting measures, should the need arise.

Management believes that while the Company may have adequate resources to sustain operations after implementing some of these measures for the next twelve months, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2014, the Company's cash balance was below the federally insured limits.

EQUIPMENT AND SOFTWARE

Equipment and software are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to five years.

INCOME TAXES

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of the Parent. The Company is not subject to income taxes in any jurisdiction. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2014, no interest or penalties were required to be recorded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns remain subject to examinations from 2012 through the current year.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - EQUIPMENT AND SOFTWARE

Equipment and software, net, are comprised of the following:

Equipment	$ 72,364
Software	23,076
	95,440
Less: accumulated depreciation and amortization	(55,308)
Total	$ 40,132

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space under an operating lease. The lease is currently on month to month terms and may be terminated with 30 days advanced notice.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

EMPLOYMENT CONTRACTS AND BONUSES

The Parent has employment contracts with two of its officers. The contracts provide for compensation, a bonus guarantee, and severance compensation if terminated without cause. Total compensation should all the employment contracts be terminated without cause amounts to $2,900,000.

The Company has a bonus incentive plan with one if its officers, whereby a bonus of approximately $421,000 is payable at such time that the Company is cash flow positive, has sufficient cash resources and the Board formally authorizes its payment.

LITIGATION

The Company is not presently the subject of any pending or threatened litigation or arbitrations.

NOTE 5 - MEMBER INTERESTS

The Company has two classes of member interests, preferred and common. The preferred interests are entitled to liquidation preference payments ahead of the common interest holder and income distribution payments. As of December 31, 2014, there were 11,400,000 units of preferred interests authorized, issued and outstanding and 1,000 units of common interests authorized, issued and outstanding.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company has been in violation of its minimum net capital requirement at certain times during the year ended and as of December 31, 2014 through and as of February 27, 2015. As of December 31, 2014, the Company was in violation of its minimum net capital requirement and reported a negative net capital amount of $37,952, which was $42,952 below its requirement.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS (CONTINUED)

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), as it does not hold customer securities or funds on account, as defined. The Company has met the identified exemption provisions on paragraph (k) of Rule 15c3-3 throughout the most recent year ended December 31, 2014 without exception.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

NOTE 7 - RELATED PARTIES

The Company had no receivables from and no payables to affiliates at December 31, 2014.

The Company licenses The Technology from UAT, Inc. The license is perpetual and was provided in exchange for the preferred units of the Company.

NOTE 8 - CUSTOMER CONCENTRATIONS

The Company presently has an exclusive distribution agreement for its product with a single firm. If this major partner of the Company were to terminate its relationship, future revenues could be materially impacted.

NOTE 9 - EQUITY-BASED COMPENSATION

In 2012, the Parent adopted its 2012 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of awards in the form of options exercisable into Class B common interest, profits interests and restricted unit awards to employees, managers, eligible consultants, and other service providers who provide valuable services to the Company. The vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan are determined by the Board of Managers of the Parent. At December 31, 2014, 883,258 units were available for future grants under the Plan.

NOTE 9 - EQUITY-BASED COMPENSATION (CONTINUED)

The following is a summary of option activity for the period ended December 31, 2014:

Header	Units	Weighted average exercise price	Weighted average fair value	Total Value
Outstanding at beginning of year	947,939	$ 0.35	$ 0.18	$171,577
Granted	227,040	$ 0.26	$ 0.61	$138,105
Exercises	--	$ --	$ --	$ --
Canceled/forfeited	--	$ --	$ --	$ --
Outstanding at end of year	1,174,979	$ 0.31	$ 0.26	$309,682
Exercisable at end of year	861,611	$ 0.29	$ 0.29	$252,962

The weighted average remaining life of the options at December 31, 2014 was 8.22 years.

The Company recognizes in its financial statements the cost resulting from all equity-based payment transactions and all equity-based payments to employees and consultants, including grants of unit options of its Parent based on their fair values on the measurement date, and recognized on a straight-line basis over the vesting period.

During the year-ended December 31, 2014 the Company modified the terms of 352,539 options previously issued to three employees. The modifications included accelerating the vesting to the date of modification and changing the exercise price to $.26 per unit. The revaluation as a result of the modification resulted in the recognition of the remaining unamortized compensation cost. The modification did not result in additional compensation costs.

Compensation cost for equity-based payment awards to consultants for specific services rendered is based on the fair value of the services rendered.

Compensation cost for equity-based payment awards is based on the grant date fair value. The Company uses the Black-Scholes model to estimate the fair value of options. The assessment of the estimated compensation charges will be affected by the Parent's unit price as well as assumptions regarding a number of subjective variables. During 2014, the following assumptions were applied: (1) risk-free interest rates of 0.26%, (2) an expected life of 7 years, (3) expected volatility of 51.4%, and (4) expected forfeitures of 19.9%.

NOTE 10 - SUBSEQUENT EVENT

In February 2015, the Company received capital contributions from its parent in the amount of $150,000. During January and February of 2015, the Company received and repaid advances from related parties in the amount of $34,000.

The Company evaluated all subsequent event activity through February 27, 2015, the date these financial statements were available to be issued. The Company has concluded that, except for the item referenced above, no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.